SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006.

Commission File Number: 0-01097

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THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

(Full title of the plan)

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THE STANDARD REGISTER COMPANY

600 Albany Street, Dayton, Ohio  45408

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

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THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2006

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

DECEMBER 31, 2006

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm

Statement of Net Assets Available for Benefits

2

Statement of Changes in Net Assets Available for Benefits

3

Notes to the Financial Statements

4

Supplemental Schedules

Schedule of Assets Held for Investment Purposes

9

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Standard Register Employee Savings Plan

Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of The Standard Register Employee Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The Plan has adopted FSP Nos. AAG INV-1 and SOP 94-4-1 as discussed in Note 2 to the financial statements.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BATTELLE & BATTELLE LLP

June 22, 2007

Dayton, Ohio

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2006	2005

ASSETS
Participant directed investments, at fair value:
Standard Register Company common stock	$ 2,352,439	$ 2,627,208
Mutual funds	153,080,375	141,065,027
Common trust funds	98,831,169	102,470,141
Participant loans	4,086,477	4,551,622
Total investments	258,350,460	250,713,998

Receivables:
Participant contributions	-	2,368
Employer contributions	-	868
Total receivables	-	3,236

Total assets	258,350,460	250,717,234

LIABILITIES
Excess contributions payable	276,189	421,457

NET ASSETS REFLECTING ALL INVESTMENTS, at fair value	258,074,271	250,295,777

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE
FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	536,735	573,072

NET ASSETS AVAILABLE FOR BENEFITS	$258,611,006	$250,868,849

The notes are an integral part of the financial statements.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

Investment income:
Interest and dividends	$ 12,455,281
Net appreciation in fair value of investments	11,039,872
Total investment income	23,495,153

Contributions:
Participant	13,536,143
Employer	3,905,070
Total contributions	17,441,213

40,936,366

Deductions in net assets attributed to:
Benefits paid directly to participants	33,033,028
Administrative fees	74,793
Transfer to other plans	86,388
Total deductions	33,194,209

Net increase	7,742,157

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	250,868,849

End of year	$ 258,611,006

The notes are an integral part of the financial statements.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1 - DESCRIPTION OF PLAN

The following description of The Standard Register Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established to provide participating employees of The Standard Register Company (the Company or employer) with the opportunity to plan a savings program for long-term financial security. All full-time employees are eligible to participate in the Plan. As of June 5, 2006, the Company sold its subsidiary, Insystems Technologies, LTD (Insystems) and employees of Insystems no longer participate in the plan.  Insystems' employees' accounts were transferred to another plan during 2006; such transfers totaled $86,388.

Participant Contributions

Participants may elect to contribute between 1% and 50% of their eligible annual compensation, subject to limitations imposed by the Internal Revenue Code. Effective January 1, 2005 the Plan was amended to allow automatic enrollment (with a 3% salary deferral) for newly hired employees until they elect otherwise. The amendment also allows for automatic 1% annual increases in the deferral percentages for those deferring less than 6% until the 6% level is attained.

Employer Contributions

The Company makes matching contributions of 75% (50% prior to January 1, 2005) of up to 6% of each dollar contributed by participants who participate in the Pension Equity Plan formula for benefits under The Stanreco Retirement Plan. For participants who participate in The Stanreco Retirement Plan’s Traditional Formula, the matching contribution is 6% of each dollar contributed by the participant. The employer makes matching contributions at the end of each pay period. Participants who were employed by InSystems Technologies, LTD received a matching contribution of 50% of the first 6% of eligible compensation.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant has no vested interest for the first three years of credited service. After three years, a participant is 100 percent vested. If a participant terminates or retires, the participant’s non-vested portion of the employer match is used to reduce future employer contributions.

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Distributions

All distributions under the Plan are paid in lump sum or periodic installments. Installments (quarterly, semi-annually, or annually) may not exceed 15 years and are not allowed if the installment payment will be for an amount less than $100 per month.

Distributions are not permitted while participants are employed by the Company, except for “Hardship” as defined by the IRS, when employees reach age 59½ or become disabled, and distributions of after-tax contributions and rollovers. Participants who have terminated or retired may elect an immediate distribution or may defer this distribution up to age 70½ if the fund balance is at least $5,000.

Participant Loans

An active participant may obtain a loan by direct application with the trustee. A loan may be up to $50,000 or 50% of the participant’s nonforfeitable individual account balance (40% prior to January 1, 2005), whichever is lower. The minimum loan amount shall be $1,000. If the loan is to be used to acquire the participant’s principal residence, then the minimum loan amount is $10,000. The maximum loan term is four years, nine months for regular loans, and 15 years for principal residence loans. The minimum term for all loans is one year.

Forfeited Accounts

Forfeited, non-vested accounts totaled $146,140 and $400,825 at December 31, 2006 and 2005, respectively. These amounts are used to reduce future employer contributions.  Employer matching contributions were reduced by $541,836 from forfeited non-vested accounts in 2006.

Non-discrimination Tests

There is a limit placed on the percent of compensation deferred by those participants found in the highest paid one-third of all eligible employees. The Company compares the deferral percentages against several tests as prescribed by law. If the tests are not met, the Company reduces the contribution percentage of the group comprising the highest paid one-third of all participants until the tests are met. If, at the end of the year, the tests are still not met, the Company reclassifies the amount of salary deferral made by the participants in this top one-third group. The Company then moves the necessary amount of pre-taxed money out of the salary deferral accounts, subjects this amount to taxability, and refunds any excess to the participants. Excess contributions at December 31, 2006 and 2005 amounted to $274,632 and $421,457, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Plan Trustee

Investments are held by T. Rowe Price Trust Company (T. Rowe Price), the Plan’s trustee.

Administrative Expenses

A portion of the Plan's administrative expenses are paid by the employer.

New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP is effective for financial statements for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented. Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006, and has restated the 2005 Statement of Net Assets Available for Benefits to present all investments at fair value, with the adjustment to contract value separately disclosed. The effect of adopting the FSP had no impact on the Plan's net assets available for benefits or changes in net asset available for benefits, as such investments have historically been presented at contract value.

NOTE 3 - INVESTMENTS

The Plan’s investment in The Standard Register Company common stock is stated at fair value.  Quoted market prices are used to value investments.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  Investments in common trust funds are reported at fair value based on the unit prices quoted by the fund, which represents the fair value of the underlying investments. The fair value of common trust funds is determined by each fund's trustee based on the fair value of the underlying securities within the fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in interest and dividends.

NOTE 3 – INVESTMENTS (CONTINUED)

During 2006, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by a net $11,039,872, as follows:

Standard Register Company common stock	$ (614,880)
Mutual funds	$ 6,615,723
Common trust funds	$ 5,039,029
Total	$11,039,872

The following presents the fair value of investments that represent 5 percent or more of the fair value of the Plan’s net assets at December 31:

	2006	2005
T. Rowe Price Balanced Fund	$ 28,240,624	$ 25,862,542
T. Rowe Price Equity Index Trust	36,221,500	34,367,166
T. Rowe Price Mid-Cap Growth Fund	24,228,663	25,031,679
T. Rowe Price New Horizons Fund	41,945,429	44,677,911
T. Rowe Price Small-Cap Value Fund	18,512,905	16,916,888
T. Rowe Price Stable Value Common Trust Fund	62,609,669	68,102,975

NOTE 4 - PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but continuance is not assumed as a contractual obligation and the Company reserves the right at any time by action of its Board of Directors to terminate the Plan. The allocation and distribution of contributions would be in accordance with the approved Plan agreement.

NOTE 5 - INCOME TAX STATUS

The Plan obtained its latest determination letter on November 17, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 - RELATED-PARTY TRANSACTIONS (PARTIES-IN-INTEREST)

Certain Plan investment purchases and sales are sales of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. During the year ended December 31, 2006, such purchases were $43,552,702, and such sales totaled $46,908,070.

Certain Plan investment purchases and sales are shares of The Standard Register Company common stock (Standard Register Company stock). During the year ended December 31, 2006, purchases of Standard Register Company stock were $950,854, and sales were $610,149. The ending balance in the Standard Register Company stock represents approximately 0.9% and 1.0% of the Plan’s total investments as of December 31, 2006 and 2005, respectively.

Fees paid for trustee, third party administration, and investment advisory services rendered by parties-in-interest during the year totaled $74,793.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 8 – SUBSEQUENT EVENT (PARTICIPANT DEFERRAL)

Beginning July 1, 2007, the Plan was amended to allow participants that currently defer to the Plan to have their contribution automatically increased 1% per year until a 10% annual deferral is obtained. If a participant does not wish to participate in this automatic incremental increase or wishes to change the amount of future annual increases in their contribution, they can do so by contacting the Plan’s trustee.  This program does not apply to those employees deemed highly compensated.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER 31-0455440

PLAN NUMBER 015

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2006

		( c )			(e)
	(b)	Description of		(d)	Fair
(a)	Identity of Issue	Investment		Cost	Value

	COMMON STOCK
*	Standard Register Company	196,037	shares	**	$ 2,352,439

	COMMON TRUST FUNDS
*	T. Rowe Price Equity Index Trust	874,916	units	**	36,221,500
*	T. Rowe Price Stable Value Common
	Trust Fund - at contract value	63,146,404	units	**	63,146,404
	Adjustment from contract value to fair
	value for fully benefit-responsive
	investment contracts				(536,735)
	Total common trust funds			**	98,831,169

	MUTUAL FUNDS
*	T. Rowe Price Mid-Cap Value Fund	126,907	shares	**	3,225,970
	Morgan Stanley International Equity Fund	551,368	shares	**	11,247,917
*	T. Rowe Price Growth Stock Fund	100,845	shares	**	3,189,730
*	T. Rowe Price New Horizons Fund	1,299,022	shares	**	41,945,429
*	T. Rowe Price Small-Cap Value Fund	449,233	shares	**	18,512,905
*	T. Rowe Price Mid-Cap Growth Fund	451,270	shares	**	24,228,663
*	T. Rowe Price Balanced Fund	1,326,474	shares	**	28,240,624
*	T. Rowe Price Equity Income Fund	423,164	shares	**	12,504,504
*	T. Rowe Price Spectrum Income Fund	819,084	shares	**	9,984,633
	Total mutual funds			**	153,080,375

		Rates ranging from
		5.0% to 10.5%
*	PARTICIPANT LOANS	maturing through 2021		**	4,086,477

	Total Investments			**	$ 258,350,460

	An (*) in column (a) identifies a person to be a party-in-interest to the plan.

	** Cost omitted for participant directed investments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Standard Register Employee Savings Plan

Date:  June 25, 2006

/S/  CRAIG J. BROWN

Craig J. Brown, Chair

Plan Administrative Committee

EXHIBITS

The following exhibits are being filed with this Annual Report on Form 11-K:

Consent of Independent Registered Public Accounting Firm

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-51181) pertaining to The Standard Register Employee Savings Plan of our report dated June 22, 2007 with respect to the financial statements and supplemental schedule of The Standard Register Company Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

/S/ BATTELLE & BATTELLE LLP

June 22, 2007

Dayton, Ohio